SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                               Amendment No. 11


                   Under the Securities Exchange Act of 1934
                Information to be included in statements filed
                   pursuant to Rule 13D-1(A) and Amendments
                    thereto filed pursuant to Rule 13D-2(A)

                                PartnerRe Ltd.
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                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  G6852T-105
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                                (CUSIP Number)

                              Markus U. Diethelm
              Chief Legal Officer and Member of Senior Management
                           Swiss Reinsurance Company
                               50/60 Mythenquai
                          CH-8022 Zurich, Switzerland
                         Tel. No.: 011-41-43-285-2162
-----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 6, 2003
-----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                        (Continued on following pages)
                              (Page 1 of 3 pages)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D


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CUSIP No.  G6852T-105                                       Page 2 of 3 Pages
-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Swiss Reinsurance Company
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                 (a)  | X |
                                                              (b)  |   |
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3          SEC USE ONLY

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4          SOURCE OF FUNDS (See Instructions)

           WC
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Switzerland
------------------------------ ------------------------------------------------
                               7      SOLE VOTING POWER
          NUMBER OF
                                      0
           SHARES              ------------------------------------------------
                               8      SHARED VOTING POWER
        BENEFICIALLY
                                      8,340,731
          OWNED BY             ------------------------------------------------

            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                   0
                               ------------------------------------------------
           PERSON
                              10      SHARED DISPOSITIVE POWER
            WITH
                                      8,340,731

-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,340,731
-------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.6%
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14         TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


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CUSIP No.  G6852T-105                                       Page 3 of 3 Pages
-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SwissRe Capital Management (Bermuda) Ltd.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                 (a)  | X |
                                                              (b)  |   |
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           WC, OO
-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Bermuda
-------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
          NUMBER OF
                                          0
           SHARES              ------------------------------------------------
                               8          SHARED VOTING POWER
        BENEFICIALLY
                                          8,340,731
          OWNED BY             ------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
            EACH
                                          0
          REPORTING            ------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
           PERSON
                                          8,340,731
            WITH

-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,340,731
-------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------


         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         This Amendment No. 11 (the "Amendment") amends and restates in its entirety the Schedule 13D, dated as of June 13, 1997 (the "Original 13D"), as amended, filed by Swiss Reinsurance Company and SwissRe Capital Management (Bermuda) Ltd. ("Capital Management") with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of PartnerRe Ltd., a Bermuda company (the "Company").


Item 1.  Security and Issuer.

         This security to which this Schedule 13D relates is the Common Stock of the Company. The Company's principal executive office is located at 96 Pitts Bay Road, Pembroke HM 08, Bermuda.


Item 2.  Identity and Background

         The principal business of Swiss Re and its subsidiaries (the "Swiss Re Group") is engaging in reinsurance and related activities throughout the world. The reinsurance companies in the Swiss Re Group transact almost all lines of reinsurance. There is no control person of Swiss Re.

         The address of the principal business and the principal office of Swiss Re is 50/60 Mythenquai, CH-8022 Zurich, Switzerland. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Swiss Re is set forth on Schedule A hereto ("Schedule A"), which is incorporated herein by reference.

         The address of the principal business and the principal office of SwissRe Capital Management (Bermuda) Ltd. is Mintflower Place, 8 Par-la-Ville Road, Hamilton HM GX, Bermuda. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of SwissRe Capital Management (Bermuda) Ltd. is set forth on Schedule B hereto ("Schedule B"), which is incorporated herein by reference.

         During the past five years, neither any reporting person nor any person controlling any reporting person nor, to the best of the reporting persons' knowledge, any of the persons listed on Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         In connection with the initial public offering of the Common Stock and pursuant to a subscription agreement, dated August 24, 1993 (the "Initial Subscription Agreement"), between Swiss Re and PartnerRe Holdings, Ltd. (the predecessor to the Company), Swiss Re purchased 5,277,045 shares of Common Stock (the "Initial Shares"), 4,353,007 Class A Warrants (the "Initial Class A Warrants") and 3,389,364 Class B Warrants (the "Class B Warrants"). The aggregate subscription price for the Initial Shares, the Initial Class A Warrants and Class B Warrants was $100,000,000. The purchase price was funded through internally generated funds.

         Between 1993 and 2002, an aggregate of 140,000 options to acquire shares of Common Stock and 7,772 shares of Common Stock (the "Additional Shares") were granted to directors of the Company who are or were at the time also executives of Swiss Re. In accordance with the terms of such executives' employment with Swiss Re, such options and shares were transferred to Swiss Re. No purchase price was paid in connection with Swiss Re's acquisition of the Options and the Additional Shares. Between 1998 and 2000, 44,000 Options were exercised for an aggregate purchase price of $1,025,827 (from internally generated funds).

         Pursuant to a stock purchase agreement, dated as of March 28, 1997 (the "1997 Stock Purchase Agreement"), between the Company and Swiss Re, the Company agreed to acquire from Swiss Re outstanding shares of Societe Anonyme Francaise de Reassurances ("SAFR"). The aggregate purchase price for the SAFR shares paid by the Company to Swiss Re included cash and the delivery of 6,453,007 shares of Common Stock.

         Pursuant to a subscription agreement dated August 24, 1993 between the Company and Head Investors, the Company issued to Head Investors shares of Common Stock and Class A Warrants on November 10, 1993. The cost per share of Common Stock was deemed to be $18.34 and, per Class A Warrant, $1.25. European Reinsurance Company of Zurich ("European Re"), a subsidiary of Swiss Re and a limited partner in Head Investors, withdrew as a limited partner and, on August 26, 1997, received, as a final distribution, 405,398 shares of Common Stock and Class A Warrants to acquire 204,220 shares of Common Stock from Head Investors (the "Additional Class A Warrants"). The Additional Class A Warrants were exercised in November 2000, on a cashless basis, for 136,374 shares of Common Stock.

         In November 2000, 50,000 shares of Common Stock were acquired by Swiss Re from a plan for the benefit of employees and retirees of Swiss Re, for an aggregate purchase price of $1,870,625 (from internally generated funds).

         Capital Management was formed in December 2000. Swiss Re contributed 677,873 Class B Warrants, and caused its subsidiaries to contribute 4,353,007 shares of Common Stock, to Capital Management.

         In September 2001, Swiss Re purchased 1,464,500 shares of Common Stock for an aggregate price of $52,478,111 (including commissions). SwissRe used internally generated funds to purchase such Common Stock.

         On December 18, 2001, Swiss Re contributed, as surplus, 6,728,369 shares of Common Stock to SwissRe Capital Management (Bermuda) Ltd. Also on December 18, 2001, Swiss Re sold 2,214,948 shares of Common Stock to SwissRe Capital Management (Bermuda) Ltd. for an aggregate purchase price of $109,883,570. The funds used to purchase such Common Stock were obtained from a capital contribution from Swiss Re.

         On November 14, 2002, pursuant to a stock purchase agreement with the Company, dated as of November 1, 2002, Capital Management and European Re sold 5,458,228 and 541,772 shares of Common Stock, respectively, to the Company for a price of $46.3995 per share or an aggregate purchase price of $278,397,000. A copy of the Stock Purchase Agreement is filed herewith as Exhibit 99.1.

         On April 30, 2003, SwissRe transferred 96,000 options to acquire Common Stock to Capital Management. Capital Management completed the exercise of such 96,000 options and 677,873 warrants on May 2, 2003. The exercise price was 61,790 shares of Common Stock.


Item 4.  Purpose of the Transaction.

         (a) All of the securities set forth in Item 5 were initially acquired by the reporting persons for investment purposes. Notwithstanding the foregoing, on May 2, 2003, Capital Management acquired 773,873 shares of Common Stock through the exercise of warrants and options for the purpose of disposing such shares pursuant to the Registration Statement (as defined below).

         By letter dated April 29, 2003, Swiss Re and Capital Management requested the Company to effect a registration with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to all common shares of the Company, par value $1.00 (the "Shares"), owned by the reporting persons. Such registration was requested so that the Shares may be sold in such transactions (including, but not limited to, through block trades, transactions pursuant to Rule 144 promulgated under the Securities Act or underwritten offerings) and at such times that the reporting persons (or any affiliates thereof) deemed appropriate. A copy of the letter is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

         Pursuant to a request for registration by the reporting persons, dated April 29, 2003, on April 30, 2003, the Company filed a registration statement on Form S-3 (the "Registration Statement"). with the SEC covering the resale by Capital Management of up to 8,340,731 shares of Common Stock. The Registration Statement was declared effective on May 5, 2003.

         Swiss Re, Capital Management, the Company and Citigroup Global Markets Inc. ("Citigroup") have entered into an agreement, dated May 6, 2003 (the "Underwriting Agreement"), whereby Capital Management will sell to Citigroup 8,340,731 shares of Common Stock at a price of $52.50 per share pursuant to the Registration Statement. Such shares constitute all of the shares of Common Stock held by the reporting persons and, following the completion of the transactions contemplated by the Underwriting Agreement, the reporting persons will no longer own any shares of Common Stock. Subject to the terms and conditions of the Underwriting Agreement, the transaction is expected to close on May 9, 2003. The transaction will result in aggregate proceeds to the reporting persons of $437,888,378. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as
Exhibit 10.1 and incorporated herein by reference.

         Given the positive outlook for the reinsurance market, SwissRe believes it can best capitalize on this opportunity by allocating its capacity directly to its reinsurance business. This transaction is also in line with Swiss Re's strategy to reduce its equity exposure.

         On May 7, 2003, SwissRe issued a press release in connection with this transaction, a copy of which is filed herewith as Exhibit 99.4 and incorporated herein by reference.

         (d) Walter B. Kielholz is the Vice Chairman of the Board of Directors of Swiss Re and is also a director of the Company. Mr. Kielholz's term as a director of the Company expires at the Company's annual general meeting of shareholders on May 22, 2003 and he is not standing for re-election.

         (b), (c), (e)-(j) inapplicable.

         Except as set forth above, the reporting persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of May 7, 2003, the reporting persons beneficially own 8,340,731 shares of Common Stock held by Capital Management or 15.6% of the outstanding Common Stock of the Company.

         Except as set forth in Item 5(a) and Schedule D hereto, none of the Reporting Persons nor any other person controlling any of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any persons named in Schedule A or Schedule B hereto, owns beneficially any Securities.

         (b) As of May 7, 2003, the reporting persons have the shared power to vote and to dispose of 8,340,731 shares of Common Stock, or 15.6% of the outstanding Common Stock of the Company.

         (c) On May 2, 2003 Capital Management completed exercise of 96,000 options and 677,873 Class B warrants. Pursuant to such settlement, the Company issued 773,873 shares of Common Stock to Capital Management and Capital Management paid the Company an aggregate exercise price of 271,238 shares of Common Stock. Following such settlement, Capital Management owns 8,340,731 shares of Common Stock.

         Swiss Re, Capital Management, the Company and Citigroup have entered into the Underwriting Agreement, dated May 6, 2003, whereby Capital Management will sell to Citigroup 8,340,731 shares of Common Stock at a price of $52.50 per share pursuant to the Registration Statement . Such shares constitute all of the shares of Common Stock held by the reporting persons and, following the completion of the transactions contemplated by the Underwriting Agreement, the reporting persons will no longer own any shares of Common Stock. Subject to the terms and conditions of the Underwriting Agreement, the transaction is expected to close on May 9, 2003. The transaction will result in aggregate proceeds to the reporting persons of $437,888,378. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as
Exhibit 10.1 and incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

         Swiss Re and PartnerRe Holdings, Ltd. (the predecessor to the Company) were parties to the Initial Subscription Agreement with respect to the Initial Shares, the Initial Class A Warrants and Class B Warrants. A copy of the Initial Subscription Agreement was filed as Exhibit 1 to the Original 13D and is incorporated herein by reference.

         At the closing of the transactions under the 1997 Stock Purchase Agreement in July 1997, Swiss Re and the Company entered into a standstill agreement (the "Standstill Agreement") pursuant to which Swiss Re agreed that, for so long as Swiss Re is a shareholder of the Company and until the seventh anniversary of the Standstill Agreement, Swiss Re's ownership and voting rights in the Company are limited to 30%. A copy of the Standstill Agreement was filed as Exhibit 5 to Amendment No. 1 and is incorporated herein by reference.

         The reporting persons are party to a Stock Purchase Agreement with the Company, dated as of November 1, 2002 which is filed herewith as Exhibit
99.1 and incorporated herein by reference. Pursuant to such agreement, on November 14, 2002, Capital Management and European Re sold 5,458,228 and 541,772 shares of Common Stock, respectively, to the Company for a price of $46.3995 per share or an aggregate purchase price of $278,397,000.

         SwissRe, Capital Management, the Company and Citigroup have entered into the Underwriting Agreement, whereby Capital Management will sell to Citigroup 8,340,731 shares of Common Stock at a price of $52.50 per share pursuant to an S-3 registration statement filed by the Company with the SEC on April 30, 2003, which registration statement was declared effective on May 5, 2003. Such shares constitute all of the shares of Common Stock held by the reporting persons and, following the completion of the transactions contemplated by the Underwriting Agreement, the reporting persons will no longer own any shares of Common Stock. Subject to the terms and conditions of the Underwriting Agreement, the transaction is expected to close on May 9, 2003. The transaction will result in aggregate proceeds to the reporting persons of $437,888,378. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as Exhibit 10.1 and incorporated herein by reference.

         Except as set forth herein, to the best knowledge of Swiss Re, there are no contracts, arrangements, understandings or relationships (legal or otherwise) required to be reported by the reporting persons in this Item 6.


Item 7.  Material to be Filed as Exhibits.

1.       Subscription Agreement (filed as an exhibit to the Original 13D)

2.       Form of Class A Warrants (filed as an exhibit to the Original 13D)

3.       Form of Class B Warrants (filed as an exhibit to the Original 13D)

4. Stock Purchase Agreement (filed as an exhibit to the Company's Form 8-K dated March 31, 1997)

5.       Standstill Agreement (filed as an exhibit to Amendment No. 1 to the
         13D).

10.1 Underwriting Agreement, dated May 6, 2003, by and among Swiss Reinsurance Company, SwissRe Capital Management (Bermuda) Ltd., PartnerRe Ltd. and Citigroup Global Markets Inc. (filed herewith)

99.1 Stock Purchase Agreement, dated as of November 1, 2002, by and among Swiss Reinsurance Company, SwissRe Capital Management (Bermuda) Ltd., European Reinsurance Company of Zurich and PartnerRe Ltd. (filed as an exhibit to Amendment 7 to the 13D)

99.2 Joint Filing Agreement, dated as of November 1, 2002, by and among Swiss Reinsurance Company, SwissRe Capital Management (Bermuda) Ltd. and European Reinsurance Company of Zurich. (filed as an exhibit to Amendment 7 to the 13D)

99.3 Letter, dated April 29, 2003, from Swiss Reinsurance Company and SwissRe Capital Management (Bermuda) Ltd. to PartnerRe Ltd. (filed as an exhibit to Amendment 9 to the 13D)

99.4 Press Release issued by Swiss Reinsurance Company on May 7, 2003. (filed herewith)

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each person set forth below certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  May 8, 2003


SWISS REINSURANCE COMPANY                      SWISS REINSURANCE COMPANY


By:    /s/ Andre Pfanner                       By:    /s/ Peter Gujer
       ------------------------------                -------------------------
Name:  Andre Pfanner                           Name:  Peter Gujer
Title: Member of Senior Management             Title: Managing Director


SWISSRE CAPITAL MANAGEMENT                     SWISSRE CAPITAL MANAGEMENT
(BERMUDA) LTD.                                 (BERMUDA) LTD.


By:   /s/ Stefan Schroeder                     By:   /s/ Thomas V. Coffey
      -----------------------------                  --------------------------
Name:  Stefan Schroeder                        Name:  Thomas Coffey
Title: Chief Executive Officer                 Title: Vice President

SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS
                         OF SWISS REINSURANCE COMPANY

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Swiss Reinsurance Company ("Swiss Re") are set forth below. If no business address is given, the director's or officer's business address is 50/60 Mythenquai, CH-8022 Zurich, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Swiss Re. Unless otherwise indicated below, all of the persons listed are citizens of Switzerland.


NAME AND BUSINESS ADDRESS                PRESENT PRINCIPAL OCCUPATION
                                         INCLUDING NAME AND ADDRESS OF
                                         EMPLOYER

DIRECTORS

Peter Forstmoser                         Chairman of the Board of
                                         Directors and Partner at Niederer
                                         Kraft & Fray and Professor of Law
                                         at University of Zurich

Walter B. Kielholz                       Executive Vice Chairman of the
                                         Board of Directors and Chairman of
                                         Credit Suisse Group

Thomas W. Bechtler                       Managing Director
                                         Hesta AG

George L. Farr                           Managing Partner of Muirhead Holdings,
                                         LLC
                                         Citizen of United States of America

Rajna Gibson                             Professor of Financial Economics at
                                         Swiss Banking Institute,
                                         University of Zurich

Benedict G.F. Hentsch                    Retired

Jorge Paulo Lemann                       Entrepreneur
                                         Citizen of Switzerland and Brazil

Bob Scott                                Retired
                                         Citizen of Australia and Great Britain



EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)

John Coomber                             Member of the Executive Board and
                                         Chief Executive Officer
                                         Citizen of Great Britain

Rudolf Kellenberger                      Member of the Executive Board and
                                         Deputy Chief Executive Officer

Jacques Aigrain                          Member of the Executive Board and Head
                                         Financial Services Business Group
                                         55 East 52nd Street, New York,
                                         New York 10055 U.S.A.
                                         Citizen of Switzerland and France

John Fitzpatrick                         Member of the Executive Board and
                                         Head of Life & Health Business Group
                                         Old Broad Street, London EC2N 1HQ
                                         England
                                         Citizen of the United States

Stefan Lippe                             Member of the Executive Board and
                                         Head of Property & Casualty Business
                                         Group
                                         Citizen of Germany

Martin Albers                            Member of the Executive Board and
                                         Head of Risk Solutions

Walter Anderau                           Member of the Executive Board and
                                         Head of Communications & Human
                                         Resources

Andreas Beerli                           Member of the Executive Board and
                                         Head, Americas Division within
                                         Property & Casualty Group
                                         175 King Street, Armonk,
                                         New York 10055,
                                         U.S.A.

Philip Colebatch                         Member of the Executive Board and
                                         Head, Capital Markets & Advisory
                                         35 Wilson Street
                                         London EC2M 2UB England
                                         Citizen of Australia

Jacques E. Dubois                        Member of the Executive Board and
                                         Deputy Head, Life & Health Business
                                         Group 969 High Ridge Road,
                                         Stamford, Connecticut 06905,
                                         U.S.A.
                                         Citizen of the United States

Ann F. Godbehere                         Member of the Executive Board and
                                         Chief Financial Officer
                                         Citizen of Canada

Michel M. Lies                           Member of the Executive Board and
                                         Head, Europe Divison within Property &
                                         Casualty Group
                                         Citizen of Luxembourg

Pierre L. Ozendo                         Member of the Executive Board and
                                         Head, Asia Division within Property
                                         and Casualty Group
                                         Citizen of the United States

Bruno Porro                              Member of the Executive Board and
                                         Chief Risk Officer and Head of Risk
                                         & Knowledge Division

Chris C. Stroup                          Member of the Executive Board and
                                         Head, Swiss Re Life & Health America
                                         175 King. St., Armonk, NY 10504 USA
                                         Citizen of the United States

Yury Zaytsev                             Member of the Executive Board and
                                         Head, Group Information Officer,
                                         Head of Information, Processes &
                                         Technology
                                         Citizen of the United States

                                  SCHEDULE B

                       DIRECTORS AND EXECUTIVE OFFICERS
                 OF SWISSRE CAPITAL MANAGEMENT (BERMUDA) LTD.

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SwissRe Capital Management (Bermuda) Ltd. are set forth below. If no business address is given, the director's or officer's business address is Mintflower Place, 8 Par-la-Ville Road, Hamilton HM GX, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to European Reinsurance Company of Zurich. Unless otherwise indicated below, all of the persons listed are citizens of Switzerland.

NAME AND BUSINESS ADDRESS                      PRESENT PRINCIPAL OCCUPATION
                                               INCLUDING NAME AND ADDRESS OF
                                               EMPLOYER


DIRECTORS

Peter Huegle                                   Chairman, SwissRe Capital
                                               Management (Bermuda) Ltd.
                                               Seestrasse 7, CH-8802 Kilchberg,
                                               Switzerland

Stefan Schroeder                               President, Chief Executive
                                               Officer and Compliance Officer,
                                               SwissRe Capital Management
                                               (Bermuda) Ltd.,
                                               Mintflower Place, 8 Par-la-Ville
                                               Road, Hamilton - Bermuda
                                               Citizen of Germany

Helmut Brechot                                 Vice President, SwissRe Capital
                                               Management (Bermuda) Ltd.
                                               Member of Senior Management
                                               Swiss Reinsurance Company
                                               Mythenquai
                                               50/60, CH-8022 Zurich,
                                               Switzerland - Citizen of Germany

Timothy C. Faries                              Partner, Appleby Spurling &
                                               Kempe,
                                               Secretary, SwissRe Capital
                                               Management (Bermuda) Ltd.
                                               Cedar House, Cedar Avenue,
                                               Hamilton, Bermuda Citizen of
                                               Bermuda

Alan Bossin                                    Counsel, Appleby Spurling &
                                               Kempe, Cedar House, Cedar Avenue,
                                               Hamilton, Bermuda - Citizen of
                                               Canada

Michael J. Burns (Alternate Director)          Partner, Appleby Spurling &
                                               Kempe, Cedar House, Cedar Avenue,
                                               Hamilton, Bermuda Citizen of
                                               Bermuda

C. Marc Wetherhill (Alternate Director)        Associate, Appleby Spurling &
                                               Kempe, Cedar House, Cedar Avenue,
                                               Hamilton, Bermuda - Citizen of
                                               Bermuda

EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)

Ulrich Ackermann                               Vice President and Chief
                                               Financial Officer, SwissRe
                                               Capital Management (Bermuda)
                                               Ltd.,
                                               Member of Senior Management Swiss
                                               Reinsurance Company Mythenquai
                                               50/60, CH-8022 Zurich,
                                               Switzerland

Scott Bradley                                  Vice President, SwissRe Capital
                                               Management (Bermuda) Ltd.,
                                               Mintflower Place, 8 Par-la-Ville
                                               Road, Hamilton, Bermuda Citizen
                                               of Canada and the United Kingdom

Helmut Brechot                                 Vice President, SwissRe Capital
                                               Management (Bermuda) Ltd.
                                               Member of Senior Management Swiss
                                               Reinsurance Company Mythenquai
                                               50/60, CH-8022 Zurich,
                                               Switzerland - Citizen of Germany

Jurg Hess                                      Vice President, SwissRe Capital
                                               Management (Bermuda) Ltd.
                                               Member of Senior Management Swiss
                                               Reinsurance Company Mythenquai
                                               50/60, CH-8022 Zurich,
                                               Switzerland

Bruno H. Letsch                                Vice President, SwissRe Capital
                                               Management (Bermuda) Ltd.
                                               Member of Senior Management Swiss
                                               Reinsurance Company Mythenquai
                                               50/60, CH-8022 Zurich,
                                               Switzerland

David Whiting                                  Vice President, SwissRe Capital
                                               Management (Bermuda) Ltd.
                                               Mintflower Place, 8 Par-la-Ville
                                               Road, Hamilton, Bermuda -
                                               Citizen of Bermuda, Canada and
                                               the United Kingdom

Thomas V Coffey                                Vice President, SwissRe Capital
                                               Management (Bermuda) Ltd.
                                               Mintflower Place, 8 Par-la-Ville
                                               Road, Hamilton, Bermuda -
                                               Citizen of Canada

Paul Konyecsni                                 Assistant Vice President,
                                               SwissRe Capital Management
                                               (Bermuda) Ltd.
                                               Mintflower Place, 8 Par-la-Ville
                                               Road, Hamilton, Bermuda -
                                               Citizen of Canada

Maria Pacheco                                  Deputy Corporate Group Manager,
                                               A. S. & K. Services Ltd.
                                               Assistant Secretary, SwissRe
                                               Capital Management (Bermuda) Ltd.
                                               Cedar House, Cedar Avenue,
                                               Hamilton, Bermuda - Citizen of
                                               Bermuda

                                  SCHEDULE C


                       DIRECTORS AND EXECUTIVE OFFICERS
                             OF REPORTING PERSONS
                 BENEFICIAL OWNERSHIP OF PARTNERRE SECURITIES

NAME                      AFFILIATION                      NUMBER OF SHARES OF
                                                           COMMON STOCK
                                                           BENEFICIALLY OWNED

Rudolf Kellenberger       Executive Officer,               1,000
                          Swiss Reinsurance Company

Exhibit 10.1

                                PartnerRe Ltd.

                            8,340,731 Common Shares
                               ($1.00 par value)

                            Underwriting Agreement

                                                            New York, New York
                                                                   May 6, 2003

Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY  10013


Ladies and Gentlemen:

         SwissRe Capital Management (Bermuda) Ltd., a company organized under the laws of Bermuda (the "Selling Shareholder") and a wholly-owned subsidiary of Swiss Reinsurance Company, a company organized under the laws of Switzerland ("Swiss Re"), proposes to sell to Citigroup Global Markets Inc. (the "Underwriter") 8,340,731 common shares, par value $1.00 per share ("Common Stock"), of PartnerRe Ltd., a company organized under the laws of Bermuda (the "Company") (said shares to be sold by the Selling Shareholder being hereinafter called the "Securities"). Any reference herein to the Registration Statement, the Basic Prospectus, or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement (other than the Company's current report on Form 8-K dated January 17, 2003, which has been superceded by the Company's Annual Report on Form 10-K) or the issue date of the Basic Prospectus, or the Final Prospectus, as the case may be; and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Basic Prospectus, or the Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Basic Prospectus, or the Final Prospectus, as the case may be, deemed to be incorporated therein by reference. Certain terms used herein are defined in Section 19 hereof.

         1. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Underwriter, Swiss Re and the Selling Shareholder as set forth below in this Section 1.

               (a) The Company and the transactions contemplated by this Agreement meet the requirements for using Form S-3 under the Act. The Registration Statement (registration No. 333-104876) has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, contemplated by the Commission.

               (b) (i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement and the Final Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Act and the applicable rules and regulations of the Commission thereunder and (iii) the Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph 1(b) do not apply to statements or omissions in the Registration Statement or the Final Prospectus made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter through you expressly for use therein. Each document filed or to be filed pursuant to the Exchange Act, and incorporated by reference in the Final Prospectus, did not contain or will not contain when so filed any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and complied or will comply when so filed in all material respects with the Exchange Act and the rules and regulations of the Commission thereunder. No order preventing or suspending the use of any Final Prospectus has been issued by the Commission and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company, threatened or contemplated by the Commission.

               (c) The Company has been duly organized, is validly existing as a company in good standing (including as an exempted company) under the laws of Bermuda, has the power and authority to own, lease and operate its property and to conduct its business as described in the Registration Statement and the Final Prospectus and is duly registered, qualified and authorized to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership, leasing or operation of property requires such registration, qualification or authorization, except to the extent that the failure to be so registered, qualified or authorized or be in good standing would not have a material adverse effect on the condition, financial or otherwise, or on the earnings, business or operations of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect").

               (d) Partner Reinsurance Company Ltd., a Bermuda company ("Partner Reinsurance"), PartnerRe Reinsurance Company of the U.S. ("PartnerRe U.S.") and PartnerRe S.A., a French societe anonyme (and, collectively with Partner Reinsurance and PartnerRe U.S., the "Subsidiaries"), are each wholly owned, directly or indirectly, by the Company, except in the case of PartnerRe S.A. for director's qualifying shares, and are the only "significant subsidiaries" of the Company within the meaning of Rule 405 under the Act. Each of the Subsidiaries has been duly organized, is validly existing as a company, corporation or other legal entity, as the case may be, in good standing (including, in the case of Partner Reinsurance, as an exempted company) under the laws of the jurisdiction of its organization, has the power and authority to own, lease and operate its property and to conduct its business as described in the Registration Statement and the Final Prospectus and is duly registered, qualified and authorized to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership, leasing or operation of property requires such registration, qualification or authorization, except to the extent that the failure to be so registered, qualified or authorized or be in good standing would not have a Material Adverse Effect; and all of the issued and outstanding shares of capital stock of each Subsidiary have been duly authorized and are validly issued, fully paid and non-assessable and are, except in the case of PartnerRe S.A. for director's qualifying shares, owned directly or indirectly by the Company, free and clear of all security interests, liens, encumbrances, equities or claims.

               (e) All of the outstanding shares of capital stock of the Company (including the Securities) have been duly authorized and are validly issued, fully paid and non-assessable, conform to the descriptions thereof contained in the Final Prospectus and are not and will not be subject to any preemptive or similar rights.

               (f) This Agreement has been duly authorized, executed and delivered by the Company.

               (g) The Securities have been approved for listing on the New York Stock Exchange; and the Securities have been registered under the Exchange Act.

               (h) None of the Company nor any of the Subsidiaries is (i) in violation of its certificate of incorporation, memorandum of association or bye-laws or other organizational documents, (ii) in violation of any law, ordinance, administrative or governmental rule or regulation applicable to any of them or any of their respective properties (except where any such violation or violations individually or in the aggregate would not have a Material Adverse Effect), (iii) in violation of any judgment, injunction, restraining order, decree or order of any nature (collectively, any "Order") of any court, tribunal, regulatory body, administrative agency or other governmental body, commission, agency, or official, or any arbitrator or self-regulatory organization (including, without limitation, any insurance regulatory agency or body) (collectively, a "Regulatory Authority") having jurisdiction over any of them (except where any such violation or violations individually or in the aggregate would not have a Material Adverse Effect), or (iv) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any bond, debenture, note or any other evidence of indebtedness or in any contract, agreement, indenture, lease or other instrument to which any of the Company or the Subsidiaries is a party or by which any of them is bound or to which any of their respective properties or assets is subject, and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default (except where any such default or defaults individually or in the aggregate would not have a Material Adverse Effect).

               (i) Neither the execution and delivery by the Company of, or the performance by it of its obligations under this Agreement, nor the consummation of the transactions contemplated hereby will (A) conflict with or contravene any provision of (i) any applicable statute, law, regulation, ruling or filing, (ii) the memorandum of association, certificate of incorporation, bye-laws or other organizational documents of any of the Company or the Subsidiaries,
         (iii) any bond, debenture, note or other evidence of indebtedness or any agreement, indenture, lease or other instrument to which any of the Company or the Subsidiaries is a party or by which any of them is or may be bound or to which any of their respective properties or assets is or may be subject, or (iv) any Order of any Regulatory Authority that is applicable to any of the Company or the Subsidiaries or any of their respective properties, except, with respect to the foregoing clauses (i), (iii), and (iv), to the extent such conflict or contravention would not have a Material Adverse Effect, or (B) result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any of the Company or the Subsidiaries pursuant to the terms of any agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the property or assets of any of them is subject (except where any such lien, charge or encumbrance would not have a Material Adverse Effect).

               (j) No consent, approval, authorization or order of, qualification with, or registration or filing with any Regulatory Authority applicable to the Company or any of its properties is required for the performance by the Company of its obligations under this Agreement, except such as may be required (1) for registrations and filings under the Act or the Exchange Act, (2) under the Insurance Laws (as defined below) or under the Investment Business Act 1998 of Bermuda, (3) under the securities or Blue Sky or insurance securities laws of the various states in connection with the offer and sale of the Securities and (4) Bermuda Monetary Authority approval, all of which have been or will be effected on or prior to the Closing Date.

               (k) The consolidated financial statements of the Company (together with related schedules and notes) included in the Registration Statement and Final Prospectus comply as to form in all material respects with the requirements of the Act and the applicable rules and regulations of the Commission thereunder and present fairly the consolidated financial position of the Company as at the dates indicated and the results of its operations and its cash flows for the periods specified; such financial statements and related schedules and notes have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved.

               (l) There has not occurred any material adverse change or any development involving a prospective material adverse change in the condition, financial or otherwise, or the earnings, business, operations of the Company and the Subsidiaries, taken as a whole, from that set forth in the Registration Statement and the Final Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement).

               (m) There are no legal or governmental proceedings pending or, to the knowledge of any of the Company or the Subsidiaries, threatened to which any of them is a party or to which any of their respective properties is subject that are required to be described in the Registration Statement or the Final Prospectus and are not so described or any statutes, regulations, agreements, contracts, indentures, leases, or other instruments or documents that are required to be described in the Registration Statement or the Final Prospectus or to be filed as exhibits to the Registration Statement or to any documents incorporated by reference therein that are not described or filed as required.

               (n) Each of the Company and the Subsidiaries (i) is in compliance with the applicable requirements of the insurance statutes, including the statutes relating to companies which control insurance companies, and the rules, regulations and interpretations of the insurance regulatory authorities thereunder ("Insurance Laws") of its jurisdiction of incorporation, and (ii) has filed all reports, information statements, documents, and other information required to be filed thereunder, except in the case of the foregoing clauses (i) and (ii) where the failure to comply would not have a Material Adverse Effect; each of the Company and its Subsidiaries (as applicable) maintains its books and records in accordance with and is in compliance with the Insurance Laws of other jurisdictions which are applicable to any of them, except where the failure to comply would not have a Material Adverse Effect.

               (o) Each of the Company and the Subsidiaries possesses such consents, authorizations, approvals, orders, franchises, licenses, certificates (including certificates of authority), or permits issued by any regulatory agencies or bodies (collectively, "Permits") of and from, and has made all declarations and filings with, all Regulatory Authorities which are necessary to conduct the business as described in the Registration Statement and the Final Prospectus, except where the failure to possess such Permits or to make such declarations or filings would not have a Material Adverse Effect; all of such Permits are in full force and effect, and neither the Company nor the Subsidiaries has received any notification from any Regulatory Authority, in the United States, its jurisdiction of organization or elsewhere concerning any alleged violation of the terms of, or proposed proceeding to revoke or that could reasonably be expected to lead to the revocation, modification, termination, suspension or any other material impairment of the rights of the holder of any Permit or to the effect that any additional Permit from such authority, commission or body is needed to be obtained by any of them or that any of them is not in compliance with any applicable Insurance Laws; and no insurance regulatory agency or body has issued any order or decree impairing, restricting or prohibiting the payment of any dividends by either of the Company or the Subsidiaries or the continuation of the business of any of them as currently conducted.

               (p) The Company is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

               (q) There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to include any securities of the Company with the Securities registered pursuant to the Registration Statement or, except as described in the Final Prospectus and Registration Statement, to file a registration statement under the Act with respect to any securities of the Company, in each case, other than such rights as have been waived.

               (r) Each of the Subsidiaries is duly registered as an insurer or reinsurer where it is required to be so registered to conduct its business as described in the Registration Statement and the Final Prospectus (except where the failure to be so registered would not have a Material Adverse Effect) and is subject to regulation and supervision in its jurisdiction of organization, and the Company is not required to be so registered. Each of the Company and the Subsidiaries is duly licensed or admitted as an insurer, reinsurer or an insurance holding company, as applicable, in each jurisdiction where it is required to be so licensed or admitted to conduct its business as described in the Registration Statement and the Final Prospectus, except for where the failure to be so licensed or admitted would not have a Material Adverse Effect.

               (s) Any tax returns required to be filed by either the Company or any of the Subsidiaries in any jurisdiction have been filed, and any material taxes, including franchise taxes and similar fees and any withholding taxes, penalties and interest, assessments and fees and other charges due or claimed to be due from such entities have been paid, other than any of those being contested in good faith and for which adequate reserves have been provided or any of those currently payable without penalty or interest.

               (t) The statements in the Final Prospectus under the headings "Material Bermuda and United States Federal Income Tax Consequences" and "Enforcement of Civil Liabilities Under United States Federal Securities Laws" insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

               (u) The Company and Partner Reinsurance have each received from the Bermuda Minister of Finance an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda to the effect set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 under the caption "Business--Taxation of the Company and its Subsidiaries--Bermuda," and neither the Company nor Partner Reinsurance has received any notification to the effect (or is otherwise aware) that such assurance may be revoked or otherwise not honored by the Bermuda government.

               (v) There are no currency exchange control laws or withholding taxes of Bermuda that would be applicable to the payment of dividends
         (i) on the Securities by the Company, or (ii) by Partner Reinsurance to the Company.

               (w) Deloitte & Touche, who reported on the consolidated financial statements and supporting schedules of the Company included or to be included in the Registration Statement and the Final Prospectus (or any amendment or supplement thereto), is an independent public accountant with respect to the Company as required by the Act.

               (x) The Company maintains, and each of the Subsidiaries maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and with statutory accounting principles, as the case may be, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

               (y) The Company has duly, validly and irrevocably appointed PartnerRe U.S. Corporation as its agent for the purposes described in
         Section 15 of this Agreement and to receive service of process in actions against it arising out of or in connection with violations of the U.S. Federal securities laws in any Federal court or state court in the United States relating to the transactions covered by the Final Prospectus.

               (z) None of the Company nor the Subsidiaries or any employee or agent thereof has made any payment of funds or received or retained any funds in violation of any law, rule or regulation, which payment, receipt or retention of funds is of a character required to be disclosed in the Final Prospectus, except where such payment, receipt or retention of funds would not have a Material Adverse Effect.

               (aa) Consummation of the transactions contemplated by this Agreement, including but not limited to any actions taken pursuant to the indemnification and contribution provisions set forth herein, will not constitute unlawful financial assistance under Bermuda law.

         Any certificate signed by any officer of the Company and delivered to the Underwriter or counsel for the Underwriter in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to the Underwriter.

         2. Representations and Warranties of the Selling Shareholder and Swiss Re. The Selling Shareholder and Swiss Re jointly and severally represent and warrant to, and agree with, the Underwriter and the Company as set forth below in this Section 2.

               (a) The Selling Shareholder is the record and beneficial owner of the Securities to be sold by it hereunder free and clear of all liens, encumbrances, equities and claims and has duly endorsed such Securities in blank or will deliver such Securities with stock powers duly executed in blank, and, assuming that the Underwriter has no notice of any adverse claims within the meaning of Section 8-105 of the Uniform Commercial Code as in effect on the Closing Date in the State of New York (the "New York UCC") with respect to the certificates representing the Securities, then, upon delivery to the Underwriter of such certificates endorsed in blank by an effective endorsement or stock powers duly executed in blank, the Underwriter will acquire such certificates (and the shares represented thereby) free of any adverse claims under Section 8-303 of the New York UCC.

               (b) Neither Swiss Re nor the Selling Shareholder has taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

               (c) No consent, approval, authorization or order of qualification with, or registration or filing with any Regulatory Authority applicable to the Selling Shareholder or Swiss Re is required for the performance by the Selling Shareholder or Swiss Re of its obligations under this Agreement, except such as may have been obtained under the Act or the Exchange Act and such as may be required under the Blue Sky laws of any jurisdiction in connection with the offer and sale of the Securities by the Underwriter and such other approvals as have been obtained.

               (d) Neither the sale of the Securities being sold by the Selling Shareholder nor the consummation of any other of the transactions herein contemplated by the Selling Shareholder or Swiss Re or the performance of its obligations hereunder by the Selling Shareholder or Swiss Re will conflict with, result in a breach or violation of, or constitute a default under (i) any applicable law,
         (ii) the charter or bye-laws (or similar charter documents) of the Selling Shareholder or Swiss Re, (iii) the terms of any indenture or other agreement or instrument to which the Selling Shareholder or Swiss Re or any of its subsidiaries is a party or bound, or (iv) any Order of any Regulatory Authority having jurisdiction over the Selling Shareholder or Swiss Re or any of its subsidiaries, except with respect to the foregoing clauses (i), (iii) and (iv), to the extent that such conflict, breach, violation or default would not have a material adverse effect on the ability of the Selling Shareholder or Swiss Re to perform its obligations hereunder.

               (e) The information contained in the Schedule 13D of Swiss Re and the Selling Shareholder with respect to the shares of Common Stock of the Company is true and correct in all material respects as of the date hereof, as modified by Amendment No. 11 thereto, which amendment shall be substantially in the form provided to the Underwriter and which shall be filed with the Commission on or before May 8, 2003.

               (f) This Agreement has been duly authorized, executed and delivered by each of the Selling Shareholder and Swiss Re.

               (g) Neither the Underwriter nor any subsequent purchasers of the Securities (other than purchasers resident in Bermuda for Bermuda exchange control purposes) is subject to any stamp duty, excise or similar tax imposed in Bermuda in connection with the offering, sale or purchase of the Securities.

               (h) In respect of any statements in or omissions from the Registration Statement or the Final Prospectus or any supplements thereto made in reliance upon and in conformity with information furnished in writing to the Company by the Selling Shareholder specifically for use in connection with the preparation thereof, the Selling Shareholder and Swiss Re hereby jointly and severally make the same representations and warranties to the Underwriter as the Company makes to the Underwriter under Section 1(b). The Company and the Underwriter acknowledge that the only written information furnished to the Company by the Selling Shareholder expressly for use in the Registration Statement and the Final Prospectus is the information set forth in the table found under the caption "The Selling Shareholder" therein (but not the percentages set forth therein).

         Any certificate signed by any officer of the Selling Shareholder or Swiss Re and delivered to the Underwriter or counsel for the Underwriter in connection with the offering of the Securities shall be deemed a representation and warranty by the Selling Shareholder or Swiss Re, as the case may be, as to matters covered thereby, to the Underwriter.

         3. Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Selling Shareholder agrees to sell to the Underwriter, and the Underwriter agrees to purchase the Securities from the Selling Shareholder at a purchase price of $52.50 per share.

         4. Delivery and Payment. Delivery of and payment for the Securities shall be made at 10:00 AM, New York City time, on May 9, 2003, or at such time on such later date not more than three Business Days after the foregoing date as the Underwriter shall designate, which date and time may be postponed by agreement between the Underwriter, the Selling Shareholder and Swiss Re (such date and time of delivery and payment for the Securities being herein called the "Closing Date"). Delivery of the Securities shall be made to the Underwriter for the account of the Underwriter against payment by the Underwriter of the purchase price thereof to or upon the order of the Selling Shareholder by wire transfer payable in same-day funds to an account specified by the Selling Shareholder. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Underwriter shall otherwise instruct.

         The Selling Shareholder shall pay all applicable state or Bermuda transfer taxes, if any, involved in the transfer to the Underwriter of the Securities purchased by it from the Selling Shareholder and the Underwriter shall pay any additional stock transfer taxes involved in further transfers.

         5. Offering by the Underwriter. It is understood that the Underwriter proposes to offer the Securities for sale to the public as set forth in the Final Prospectus.

         6. Agreements.

               (a) The Company agrees with the Underwriter that:

                           (i) The Company will use its best efforts to cause
               any amendment to the Registration Statement, if any, if not effective at the Execution Time, to become effective. Prior to the termination of the offering of the Securities, the Company will not file any amendment to the Registration Statement or supplement (including the Final Prospectus) to the Basic Prospectus or any Rule 462(b) Registration Statement unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. Subject to the foregoing sentence, if the Registration Statement has become or becomes effective pursuant to Rule 430A, or filing of the Final Prospectus is otherwise required under Rule 424(b), the Company will cause the Final Prospectus, properly completed, and any supplement thereto to be filed with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Underwriter of such timely filing. The Company will promptly advise the Underwriter (1) when any amendment to the Registration Statement, if any, if not effective at the Execution Time, shall have become effective, (2) when the Final Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b) or when any Rule 462(b) Registration Statement shall have been filed with the Commission, (3) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement shall have been filed or become effective, (4) of any request by the Commission or its staff for any amendment of the Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Final Prospectus or for any additional information, (5) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (6) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

                           (ii) If, at any time when a prospectus relating to
               the Securities is required to be delivered under the Act, any event occurs as a result of which the Final Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, the Company promptly will (1) notify the Underwriter of such event, (2) prepare and file with the Commission, subject to the second sentence of paragraph
               (a)(i) of this Section 6, an amendment or supplement which will correct such statement or omission or effect such compliance and (3) supply any supplemented Final Prospectus to you in such quantities as you may reasonably request.

                           (iii) As soon as practicable, the Company will make
               generally available to its security holders and to the Underwriter an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of
               Section 11(a) of the Act and Rule 158 under the Act.

                           (iv) The Company will furnish to the Underwriter
               and counsel for the Underwriter, without charge, conformed copies of the Registration Statement (including exhibits thereto) and, so long as delivery of a prospectus by the Underwriter or dealer may be required by the Act, as many copies of the Final Prospectus and any supplement thereto as the Underwriter may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.

                           (v) The Company will arrange, if necessary, for the
               qualification of the Securities for sale under the laws of such jurisdictions as the Underwriter may designate, will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to material taxation or service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject.

                           (vi) The Company will not, without the prior
               written consent of the Underwriter, offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any Subsidiary) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock, or publicly announce an intention to effect any such transaction, for a period of 45 days after the date of this Agreement; provided, however, that the Company may issue and sell Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the Execution Time and the Company may issue Common Stock issuable upon the conversion of securities, the exercise of warrants outstanding at the Execution Time or the early settlement of the stock purchase contracts related to the Company's PEPS Units. Notwithstanding the foregoing, the Company shall be permitted to file a universal shelf registration statement for securities to be issued by the Company from time to time thereunder, provided that no shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock shall be offered or sold under such universal shelf registration statement during the 45-day period referred to herein.

                           (vii) The Company will not take, directly or
               indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

               (b) The Selling Shareholder and Swiss Re jointly and severally agree with the Underwriter that:

                           (i) Swiss Re will not, without the prior written
               consent of the Underwriter, offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Swiss Re or any subsidiary of Swiss Re, directly or indirectly, including the filing (or participation in the filing), or the exercise by or on behalf of Swiss Re of any registration rights to effect the filing of, a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 45 days after the date of this Agreement; provided, however, that (x) such consent shall not be required with respect to transactions by subsidiaries of Swiss Re on behalf of their third-party customers in the ordinary course of their business and (y) Swiss Re and its affiliates may dispose of shares of Series A Preferred Stock in connection with any redemption of Series A Preferred Stock by the Company.

                           (ii) The Selling Shareholder and Swiss Re will not
               take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

               (c) The Selling Shareholder will advise you promptly, and if requested by you, will confirm such advice in writing, so long as a delivery of a prospectus relating to the Securities by an underwriter or dealer may be required under the Act, of any change in information in the Registration Statement or the Final Prospectus relating to the Selling Shareholder. The Company and the Underwriter acknowledge that the only written information furnished to the Company by the Selling Shareholder expressly for use in the Registration Statement and the Final Prospectus is the information set forth in the table found under the caption "The Selling Shareholder" therein (but not the percentages set forth therein).

         7. Conditions to the Obligations of the Underwriter. The obligations of the Underwriter to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company, Swiss Re and the Selling Shareholder contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of the Company, Swiss Re and the Selling Shareholder made in any certificates pursuant to the provisions hereof, to the performance by the Company, Swiss Re and the Selling Shareholder of their obligations hereunder and to the following additional conditions:

               (a) The Final Prospectus as amended or supplemented in relation to the Securities shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 6(a)(i) hereof; no stop order suspending the effectiveness of the Registration Statement shall have been instituted or shall be pending or, to the knowledge of the Company, shall be contemplated by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of the Underwriter.

               (b) Subsequent to the Execution Time and prior to the Closing
         Date:

                           (i) there shall not have occurred any downgrading,
               nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded the Company's securities which are rated as of the date of this Agreement by A.M. Best & Co., Standard & Poor's Rating Services or Moody's Investor Services, Inc.; and

                           (ii) there shall not have occurred any change, or
               any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its Subsidiaries, taken as a whole, from that set forth in the Final Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement) that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Securities on the terms and in the manner contemplated in the Final Prospectus.

               (c) The Underwriter shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 7(b)(i) above and to the effect that (A) the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date; and
         (B) there shall not have occurred any change, or any development involving a prospective change in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Final Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement).

               (d) The Underwriter shall have received on the Closing Date a certificate dated the Closing Date signed by an executive officer of each of the Selling Shareholder and Swiss Re to the effect that the representations and warranties of the Selling Shareholder or Swiss Re, as the case may be, in this Agreement are true and correct in all material respects on and as of the Closing Date to the same effect as if made on the Closing Date and that the Selling Shareholder or Swiss Re, as the case may be, has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

               (e) The Underwriter shall have received on the Closing Date an opinion of Davis Polk & Wardwell, United States counsel for the Company, dated the Closing Date and addressed to you in form and substance reasonably satisfactory to counsel for the Underwriter, to the effect that:

                           (i) PartnerRe U.S. is a company validly existing in
               good standing under the laws of its jurisdiction of organization and has full power and authority to own or lease its property and to conduct its business as described in the Final Prospectus;

                           (ii) neither the execution, delivery and
               performance by the Company of its obligations under this Agreement, nor the compliance by the Company with the provisions hereof, nor the consummation by the Company of any of the transactions contemplated hereby will (A) conflict with or contravene any provision of (i) any applicable statute, law, regulation, ruling or filing (assuming compliance by the Underwriter with all applicable securities and Blue Sky laws) of any United States Federal or New York Regulatory Authority (excluding insurance statutes, laws and regulations and any rulings or filings of, by or with any insurance regulatory authority), except to the extent that such conflict or contravention would not have a Material Adverse Effect, (ii) to the best of such counsel's knowledge, any agreement, indenture, lease or instrument to which any of the Company or the Subsidiaries is a party or by which any of them is bound or to which any of their respective properties or assets is subject, which agreement, indenture, lease or instrument is, in each case, included as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, or (iii) to such counsel's knowledge (and based solely on review and discussion with the Company's general counsel), any Order of any United States or New York Regulatory Authority (excluding any rulings or filings of, by or with any insurance regulatory authority) that is applicable to the Company or any of the Subsidiaries or any of their respective properties except to the extent such conflict or contravention would not have a Material Adverse Effect, or (B) to the best of such counsel's knowledge, result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any of the Company or the Subsidiaries pursuant to the terms of any agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the property or assets of any of them is subject, which agreement or instrument is, in each case, included as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002;

                           (iii) no consent, approval, authorization or order
               of, qualification with, or registration or filing with any United States Federal or New York Regulatory Authority (excluding any rulings or filings of, by or with any insurance regulatory authority), is required for the performance by the Company of its obligations under this Agreement, except for such consent, approvals, authorizations and orders (1) as have been obtained and (2) as may be required under state securities, Blue Sky or insurance laws of the various states in connection with the offer and sale of the Securities;

                           (iv) the discussion of United States tax matters
               set forth under the heading "Material Bermuda and United States Federal Income Tax Consequences" in the Final Prospectus accurately reflects such counsel's opinion as to such tax laws (subject to the qualifications and assumptions set forth in such discussion);

                           (v) to such counsel's knowledge (and based solely
               on review and discussion with the Company's general counsel), there are no legal or governmental proceedings before or by any U.S. or New York Regulatory Authority (excluding any insurance regulatory authority), now pending, contemplated or threatened to which the Company or any of the Subsidiaries is a party or to which any of their respective properties is subject that is required to be described in the Registration Statement or the Final Prospectus or any statutes, regulations or orders that have been enacted, adopted or issued by any U.S. Federal or New York Regulatory Authority (excluding any insurance regulatory authority) or Orders by a U.S. Federal or New York court of competent jurisdiction that have been issued, or any contracts, agreements, indentures, leases or other documents or instruments, any of which are required to be described in the Registration Statement or the Final Prospectus or to be filed as exhibits to the Registration Statement or to any document incorporated by reference therein that are not described or filed as required;

                           (vi) such counsel have not themselves checked the
               accuracy, completeness or fairness of, or otherwise verified, the information furnished with respect to matters addressed in documents incorporated by reference in the Registration Statement or the Final Prospectus. Such counsel have generally reviewed and discussed with certain officers and employees of, and counsel and independent public accountants for, the Company the information furnished, whether or not subject to such counsel's check and verification. On the basis of such consideration, review and discussion, but without independent check or verification, nothing has come to such counsel's attention that causes them to believe that any document incorporated by reference in the Registration Statement and the Final Prospectus (except for financial statements and the notes thereto and schedules and other financial and statistical data included therein, as to which such counsel need express no belief) did not comply as to form in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder when filed with the Commission;

                           (vii) to the extent that the laws of the State of
               New York are applicable, the Company has validly and irrevocably submitted to the non-exclusive jurisdiction of any United States Federal or New York State court sitting in the Borough of Manhattan, the City of New York, New York, over any suit, action or proceeding arising out of or relating to this Agreement or the Securities, has validly and irrevocably waived and agreed not to assert, to the fullest extent, it may effectively do so under applicable law, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum;

                           (viii) the Company, as provided in the Registration
               Statement, has duly and irrevocably appointed PartnerRe U.S. Corporation, as its agent for the purposes described in Section 15 of this Agreement and to receive service of process in actions against it arising out of or in connection with violations of the U.S. Federal securities laws in any Federal court or state court in the United States relating to transactions covered by the Final Prospectus; and

                           (ix) the Company is not required to register as an
               "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

         In addition, such counsel shall state that, although they have not checked the accuracy, completeness or fairness of, or otherwise verified, the information furnished with respect to other matters in the Registration Statement or the Final Prospectus, such counsel has participated in a general review and discussion with your representatives, and with certain officers and employees of, and counsel and independent public accountants for, the Company of the information furnished, whether or not subject to such counsel's check and verification, and on the basis of such consideration, review and discussion, but without independent check or verification except as stated above, nothing has come to such counsel's attention that causes them to believe that (i) the Registration Statement or the Final Prospectus (except for the financial statements and financial schedules and other financial and statistical data included therein, as to which such counsel need express no belief) do not comply as to form in all material respects with the requirements of the Act and the applicable rules and regulations of the Commission thereunder,
         (ii) the Registration Statement or the Basic Prospectus included therein (except for the financial statements and financial schedules and other financial and statistical data included therein, as to which such counsel need express no belief ) as of the date of the Final Prospectus contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) the Final Prospectus (except as stated) as of its date or as of the Closing Date contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         In rendering their opinion as aforesaid, counsel may, as to factual matters, rely upon written certificates of officers of the Company and, as to matters of Bermuda law, may rely upon the opinion of Christine Patton, the Company's general counsel, referred to below and upon any other opinion or opinions, each dated the Closing Date, of other counsel retained by the Company as to laws of any jurisdiction other than the United States or the State of New York, provided that (i) you are notified in advance of such counsel's intention to rely on local counsel and each such counsel is acceptable to you, (ii) such reliance is expressly authorized by each opinion so relied upon and a copy of each such opinion is delivered to you and is, in form and substance reasonably satisfactory to you and to counsel for the Underwriter, and (iii) counsel shall state in their opinion that they believe that they and the Underwriter are justified in relying on such local counsel opinion. Such counsel may also make such assumptions, and express their opinion to be subject to such reservations, as shall be reasonably satisfactory to your counsel.

               (f) The Underwriter shall have received on the Closing Date an opinion of Stroock & Stroock & Lavan, LLP, special insurance regulatory counsel to the Company, dated the Closing Date and addressed to you in form and substance reasonably satisfactory to counsel for the Underwriter, to the effect that:

                           (i) neither the execution, delivery and performance
               by the Company of its obligations under this Agreement, nor the compliance by the Company with the provisions hereof, nor the consummation by the Company of any of the transactions contemplated hereby will conflict with or contravene any provision of any applicable insurance statute, law or regulation, or any ruling or filing of or with any United States federal or New York State insurance regulatory authority, except to the extent that such conflict or contravention would not have a Material Adverse Effect;

                           (ii) no consent, approval, authorization or order
               of, qualification with, or registration or filing with any United States federal or New York State insurance regulatory authority is required for the performance by the Company of its obligations under this Agreement, except for such consent, approvals, authorizations and orders as have been obtained;

                           (iii) to such counsel's knowledge (and based solely
               on review and discussion with the Company's general counsel), there are no legal or governmental proceedings before or by any United States federal or New York insurance regulatory authority now pending, contemplated or threatened to which any of the Company or the Subsidiaries is a party or to which any of their respective properties is subject that is required to be described in the Registration Statement or the Final Prospectus; and

                           (iv) to the best of such counsel's knowledge, there
               are no United States federal or New York insurance statutes or regulations or orders that have been enacted, adopted or issued by any U.S. or New York insurance regulatory authority that are required to be described in the Registration Statement or the Final Prospectus that are not described as required.

               (g) The Underwriter shall have received on the Closing Date an opinion of Bredin Prat, French counsel for the Company, dated the Closing Date and addressed to you in form and substance reasonably satisfactory to counsel for the Underwriter, to the effect that:

                           (i) PartnerRe S.A. is a societe anonyme duly
               organized and validly existing under the laws of the Republic of France and has full power and authority to own or lease its property and to conduct its business as described in the Final Prospectus;

                           (ii) neither the execution, delivery and
               performance by the Company of its obligations under this Agreement, nor the compliance by the Company with the provisions hereof, nor the consummation by the Company of any of the transactions contemplated hereby will conflict with or contravene any provision of (A) any applicable statute, law, regulation, ruling or filing (assuming compliance by the Underwriter with all applicable securities laws) of any French Regulatory Authority, except to the extent that such conflict or contravention would not have a Material Adverse Effect or
               (B) to such counsel's knowledge (based solely on review and discussion with the Company's general counsel), any Order of any French Regulatory Authority that is applicable to any of the Company or the Subsidiaries or any of their respective properties except to the extent such conflict or contravention would not have a Material Adverse Effect;

         In rendering their opinion as aforesaid, counsel may, as to factual matters, rely upon written certificates of officers of the Company and, as to matters of law, may rely upon the opinion of Christine Patton, the Company's general counsel, referred to below and upon any other opinion or opinions, each dated the Closing Date, of other counsel retained by the Company as to laws of any jurisdiction other than the Republic of France, provided that (i) you are notified in advance of such counsel's intention to rely on local counsel and each such counsel is acceptable to you, (ii) such reliance is expressly authorized by each opinion so relied upon and a copy of each such opinion is delivered to you and is, in form and substance reasonably satisfactory to you and to counsel for the Underwriter, and (iii) counsel shall state in their opinion that they believe that they and the Underwriter are justified in relying on such local counsel opinion. Such counsel may also make such assumptions, and express their opinion to be subject to such reservations, as shall be reasonably satisfactory to your counsel.

               (h) The Underwriter shall have received on the Closing Date an opinion of Christine Patton, general counsel to the Company, dated the Closing Date, and addressed to you in form and substance reasonably satisfactory to counsel for the Underwriter, to the effect that:

                           (i) each of the Company and Partner Reinsurance is
               a company duly organized and validly existing in good standing (including as an exempted company) under the laws of Bermuda, has requisite power and authority and such Permits of any Regulatory Authority in Bermuda (a "Bermuda Regulatory Authority") necessary to own, lease and operate its property and to conduct its business as described in the Registration Statement and the Final Prospectus, which remain in full force and effect, except to the extent that the failure to be in good standing would not have a Material Adverse Effect;

                           (ii) the Company has the power and authority to
               enter into this Agreement; the execution, delivery and performance of its obligations under this Agreement by the Company have been duly and validly authorized by the Company; this Agreement has been duly executed and delivered by the Company;

                           (iii) the authorized shares of capital stock of the
               Company is as set forth under the caption "Capitalization" in the Final Prospectus and conforms in all material respects as to Bermuda legal matters to the description thereof contained in the Final Prospectus; and the shares of capital stock of the Company (including the Securities) have been duly authorized and validly issued, are fully paid and non-assessable (meaning that no further sums are required to be paid by the holders thereof in connection with the issue of such shares) and all such shares of the Subsidiaries are registered in the name of the Company or a wholly-owned subsidiary of the Company, except in the case of PartnerRe S.A. for director's qualifying shares; based solely on a search of the Register of Charges maintained by the Registrar of Companies pursuant to Sections 55 and 61 of the Companies Act 1981 of Bermuda, as amended (the "Companies Act"), there are no registered liens, encumbrances, equities or claims in the Register of Charges in respect of the issued shares of the Company or Partner Reinsurance;

                           (iv) neither the execution, delivery and
               performance by the Company of its obligations under this Agreement nor the compliance by the Company with the provisions hereof, nor the consummation by the Company of any of the transactions contemplated hereby will (A) conflict with or contravene any provision of (i) any applicable statute, law, regulation or published ruling or Order of any Bermuda Regulatory Authority in any material respect that is applicable to the Company or Partner Reinsurance or any of their respective properties or (ii) the memorandum of association, certificate of incorporation, bye-laws or other organizational documents of the Company or Partner Reinsurance or (B) result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or Partner Reinsurance in Bermuda;

                           (v) no consent, approval, authorization or order
               of, qualification with, or registration or filing with any Bermuda Regulatory Authority is required for the performance by the Company of its obligations under this Agreement that has not been obtained or effected;

                           (vi) Partner Reinsurance is duly registered as a
               Class 4 insurer under the Bermuda Insurance Act 1978, as amended, and any applicable rules and regulations thereunder (the "Bermuda Insurance Act"), and is subject to regulation and supervision in Bermuda and the Company is not required to be registered as an insurance company under the Bermuda Insurance Act;

                           (vii) the consummation of the transactions
               contemplated by this Agreement (including but not limited to any actions taken pursuant to the indemnification and contribution provisions contained herein) will not, subject to
               Section 39A(2A) of the Companies Act, constitute unlawful financial assistance by the Company or Partner Reinsurance under Bermuda law;

                           (viii) all statements made (A) in the Registration
               Statement and the Final Prospectus (including the documents incorporated therein by reference) with respect to (1) the Securities (insofar as such statements relate to matters of Bermuda law), (2) the memorandum of association, bye-laws or other organizational documents of the Company or Partner Reinsurance, (3) statutes, regulations, rules, treaties and other laws of Bermuda (including, but not limited to, statements made with respect to insurance, regulatory and tax matters and to the Bermuda Insurance Act), (4) enforcement of judgments in Bermuda and (5) the statements related to Bermuda or the documents governed by Bermuda law made under the headings "Description of our Capital Shares," and "Material Bermuda and United States Federal Income Tax Consequences" (B) in the Registration Statement in Item 15 with respect to the Company and (C) in the descriptions of the Common Stock incorporated by reference into the Final Prospectus, in each case insofar as such statements constitute summaries of documents referred to therein, fairly and accurately present the information set forth therein and such counsel's opinion as to such matter;

                           (ix) the Company and Partner Reinsurance have each
               received from the Bermuda Minister of Finance an assurance of tax exemption under The Exempted Undertakings Tax Protection Act 1966 of Bermuda to the effect set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 under the caption "Business--Regulation--Taxation of the Company and its Subsidiaries--Bermuda;"

                           (x) there are no currency exchange control laws or
               withholding taxes of Bermuda that would be applicable to the payment of dividends on the Securities by the Company or by Partner Reinsurance to the Company;

                           (xi) the Company, as provided in the Registration
               Statement, has duly and irrevocably appointed PartnerRe U.S. Corporation as its agent for the purposes described in Section 15 of this Agreement and to receive service of process in actions against it arising out of or in connection with violations of the U.S. Federal securities laws in any Federal court or state court in the United States relating to transactions covered by the Final Prospectus and such appointment is valid under Bermuda law;

                           (xii) under the laws of Bermuda, the submission by
               the Company to the non-exclusive jurisdiction of any United States Federal or New York State court sitting in the Borough of Manhattan, The City of New York, New York, over any suit, action or proceeding arising out of or relating to this Agreement or the Securities, its waiver and agreement not to assert by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and the appointment of PartnerRe U.S. Corporation as its authorized agent for the purposes described in Section 15 of this Agreement are valid and binding; and service of process effected in the manner set forth in Section 15 of this Agreement will be effective under the laws of Bermuda to confer personal jurisdiction over each of the Company and the Subsidiaries, assuming this to be the case under the laws of the State of New York;

                           (xiii) the choice of the laws of New York as the
               governing law of this Agreement is a valid and effective choice of law; the Underwriter would be permitted to commence proceeding in a court of competent jurisdiction in Bermuda based on or arising under this Agreement; and the laws of New York would be recognized and applied by such court as the laws governing this Agreement;

                           (xiv) in order to ensure the legality, validity,
               enforceability or admissibility in evidence of the Final Prospectus and this Agreement, it is not necessary that any document be filed, recorded or enrolled with any Bermuda Regulatory Authority or that any stamp duties, registration or similar tax or charge be paid in Bermuda;

                           (xv) a final and conclusive judgment of a New York
               State or a Federal Court against the Company or any Subsidiary based upon this Agreement, under which a sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty or in respect of multiple damages as defined in the Protection of Trading Interest Act, 1981) may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of Obligation and by action for the debt evidenced by the foreign Court's judgment. A final opinion as to the availability of this remedy should be sought when the facts surrounding the United States court 's judgment are known, but, on general principles such counsel would expect such proceedings to be successful provided that:

                                (1) the court that gave the judgment was
                            competent to hear the action in accordance with private international law principles as applied by the courts in Bermuda (and, as at the date hereof, we believe that a Court in Bermuda would determine that any New York State or Federal Court sitting in the City of New York is so competent); and

                                (2) the judgment is not contrary to public
                            policy in Bermuda and was not obtained by fraud or in proceedings contrary to the rules of natural justice of Bermuda. Such counsel does not believe that any provisions of this Agreement would be so contrary;

                           (xvi) there are no legal or governmental
               proceedings of any Bermuda Regulatory Authority pending or, to the best of such counsel's knowledge, threatened against any of the Company or Partner Reinsurance or to which any of them or any of their respective properties is subject, based solely on
               (i) a certificate given by a director of the Company and (ii) a search of the public records of the Company and Partner Reinsurance, maintained by the Registrar of Companies and the Registrar of the Supreme Court of Bermuda; and

                           (xvii) except as disclosed in the Final Prospectus,
               there are no preemptive or other rights to subscribe for or to purchase or any restriction upon the voting or transfer of, any shares of capital stock of the Company or Partner Reinsurance pursuant to the Company's or Partner Reinsurance's memorandum of association, certificate of incorporation, bye-laws or other organizational documents, respectively.

         In rendering her opinion as aforesaid, counsel may, as to factual matters, rely upon written certificates of officers of the Company or the Subsidiaries and, as to matters of law, may rely upon an opinion or opinions, each dated the Closing Date, of other counsel retained by the Company as to laws of any jurisdiction other than Bermuda, provided that (i) you are notified in advance of such counsel's intention to rely on local counsel and each such local counsel is acceptable to you, (ii) such reliance is expressly authorized by each opinion so relied upon and a copy of each such opinion is delivered to you and is, in form and substance reasonably satisfactory to you and to counsel for the Underwriter, and (iii) counsel shall state in her opinion that she believes that she and the Underwriter are justified in relying on such local counsel opinion. Such counsel may also make such assumptions, and express her opinion to be subject to such reservations, as shall be reasonably satisfactory to your counsel. In her opinion, counsel shall expressly authorize Davis Polk & Wardwell and Willkie Farr & Gallagher to rely on said opinion.

               (i) The Underwriter shall have received on the Closing Date an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Selling Shareholder, dated the Closing Date, and addressed to you in form and substance reasonably satisfactory to counsel for the Underwriter, to the effect that:

                           (i) assuming that the Underwriter has no notice of
               any adverse claims with respect to the certificates set forth on an annex to such opinion, each registered in the name of the Selling Shareholder and evidencing an aggregate of 8,340,731 common shares of the Company, then, upon delivery to the Underwriter of such certificates indorsed in blank by an effective indorsement, the Underwriter will acquire such certificates (and the shares represented thereby) free of any adverse claims under Section 8-303 of the New York UCC. As used in such opinion, "notice of adverse claim" shall have the meaning set forth in Section 8-105 of the New York UCC, and includes, without limitation, any claim which the Underwriter would discover upon any investigation which such person has a duty, imposed by statute or regulation, to investigate;

                           (ii) no Governmental Approval which has not been
               obtained or made, and is not in full force and effect, is required for the sale of the Securities by the Selling Shareholder pursuant to this Agreement; and

                           (iii) the execution and delivery by the Selling
               Shareholder of this Agreement, and the consummation by the Selling Shareholder of the transactions contemplated hereby, including the sale and delivery of the Securities being sold by the Selling Shareholder, will not violate or conflict with, or result in any contravention of, any Applicable Law or any Applicable Order. As used in such opinion, (i) "Applicable Laws" shall mean those laws, rules and regulations of the State of New York and the federal laws of the United States of America, in each case, which, in such counsel's experience, are normally applicable to transactions of the type contemplated by this Agreement (other than the United States state and foreign securities or blue sky laws and the rules and regulations of the National Association of Securities Dealers, Inc.), without such counsel having made any special investigation as to the applicability of any specific law, rule or regulation; (ii) "Governmental Authorities" means any court, regulatory body, administrative agency or governmental body of the State of New York or the United States of America having jurisdiction over the Selling Shareholder under Applicable Laws; (iii) "Governmental Approval" means any consent, approval, license, authorization or validation of, or filing, qualification or registration with, any Governmental Authority required to be made or obtained by the Selling Shareholder pursuant to Applicable Laws, other than any consent, approval, license, authorization, validation, filing, qualification or registration which may have become applicable as a result of the involvement of any other party (other than the Selling Shareholder) in the transactions contemplated by this Agreement or because of such parties' legal or regulatory status or because of any other facts specifically pertaining to such parties; and (iv) "Applicable Orders" means those judgments, orders or decrees, if any, to be identified on a schedule to such counsel's opinion.

         In rendering their opinion as aforesaid, counsel may, as to factual matters, rely upon written certificates of officers of the Selling Shareholder and, as to matters of Bermuda law, may rely upon the opinion of Appleby Spurling & Kempe referred to below and upon any other opinion or opinions, each dated the Closing Date, of other counsel retained by the Selling Shareholder as to laws of any jurisdiction other than the United States or the State of New York, provided that (i) you are notified in advance of such counsel's intention to rely on local counsel and each such counsel is acceptable to you, (ii) such reliance is expressly authorized by each opinion so relied upon and a copy of each such opinion is delivered to you and is, in form and substance reasonably satisfactory to you and to counsel for the Underwriter, and (iii) counsel shall state in their opinion that they believe that they and the Underwriter are justified in relying on such local counsel opinion. Such counsel may also make such assumptions, and express their opinion to be subject to such reservations, as shall be reasonably satisfactory to your counsel.

               (j) The Underwriter shall have received on the Closing Date an opinion of Appleby Spurling & Kempe, Bermuda counsel for the Selling Shareholder, dated the Closing Date, and addressed to you in form and substance reasonably satisfactory to counsel for the Underwriter, to the effect that:

                           (i) this Agreement has been duly authorized,
               executed and delivered by the Selling Shareholder and the Selling Shareholder has full legal right and authority to sell, transfer and deliver in the manner provided in this Agreement the Securities being sold by the Selling Shareholder hereunder;

                           (ii) no consent, approval, authorization or order
               of qualification with, or registration or filing with any Bermuda Regulatory Authority applicable to the Selling Shareholder is required for the performance by the Selling Shareholder of its obligations under this Agreement, except such approvals as have been obtained;

                           (iii) neither the sale of the Securities being sold
               by the Selling Shareholder nor the consummation of any other of the transactions herein contemplated by the Selling Shareholder or the fulfillment of the terms hereof by the Selling Shareholder will conflict with or contravene any provisions of
               (A) any applicable statute, law, regulation or published ruling or Order of any Bermuda Regulatory Authority in any material respect that is applicable to the Company or (B) the charter or bye-laws of the Selling Shareholder; and

                           (iv) neither the Underwriter nor any subsequent
               purchasers of the Securities are subject to any stamp duty, excise or similar tax imposed in Bermuda in connection with the offering, sale or purchase of the Securities.

         In rendering their opinion as aforesaid, counsel may, as to factual matters, rely upon written certificates of officers of the Selling Shareholder and, as to matters of U.S. Federal of New York law, may rely upon the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, referred to above and upon any other opinion or opinions, each dated the Closing Date, of other counsel retained by the Selling Shareholder as to laws of any jurisdiction other than Bermuda, provided that (i) you are notified in advance of such counsel's intention to rely on local counsel and each such counsel is acceptable to you,
(ii) such reliance is expressly authorized by each opinion so relied upon and a copy of each such opinion is delivered to you and is, in form and substance reasonably satisfactory to you and to counsel for the Underwriter, and (iii) counsel shall state in their opinion that they believe that they and the Underwriter are justified in relying on such local counsel opinion. Such counsel may also make such assumptions, and express their opinion to be subject to such reservations, as shall be reasonably satisfactory to your counsel.

               (k) The Underwriter shall have received on the Closing Date an opinion of Markus U. Diethelm, Chief Legal Officer of Swiss Re, dated the Closing Date, and addressed to you in form and substance reasonably satisfactory to counsel for the Underwriter, to the effect that:

                           (i) Swiss Re has the power and authority to enter
               into this Agreement, and this Agreement has been duly executed and delivered by Swiss Re; and

                           (ii) To the best of his knowledge, neither the sale
               of the Securities being sold by the Selling Shareholder, nor the consummation of any other of the transactions herein contemplated by Swiss Re or the Selling Shareholder, will in any material respect conflict with, result in a breach or violation of, or constitute a default under (A) any material Swiss statute, law, regulation, published ruling or Order of any Regulatory Authority in Switzerland (assuming compliance by the Underwriter with all applicable securities law) that is applicable to Swiss Re; (B) the articles of association of Swiss Re; or (C) the terms of any material indenture or other agreement or instrument known to such counsel and to which Swiss Re or the Selling Shareholder is a party or bound, except to the extent that any such conflict, breach, violation or default as set forth in clause (A) or (C) would not have a material adverse effect on the ability of Swiss Re to perform its obligations hereunder.

               (l) The Underwriter shall have received on the Closing Date an opinion of Willkie Farr & Gallagher, counsel for the Underwriter, dated the Closing Date in form and substance reasonably satisfactory to the Underwriter.

         The opinions of Davis Polk & Wardwell described in paragraph 7(e), of Stroock & Stroock & Lavan, LLP described in paragraph 7(f), of Bredin Prat described in paragraph 7(g), and of Christine Patton described in paragraph 7(h) above shall be rendered to the Underwriter at the request of the Company and shall so state therein. The opinions of Skadden, Arps, Slate, Meagher & Flom LLP described in paragraph 7(i), Appleby Spurling & Kempe described in paragraph 7(j) above and Markus U. Diethelm described in paragraph 7(k), shall be rendered to the Underwriter at the request of Swiss Re and the Selling Shareholder and shall so state therein.

               (m) The Underwriter shall have received, on each of the date hereof and on the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriter, from Deloitte & Touche, independent chartered accountants, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statement and certain financial information contained in the Registration Statement and the Final Prospectus.

               (n) The Securities shall have been approved for listing on the New York Stock Exchange.

               (o) The "lock-up" agreements, each substantially in the form of Exhibit A hereto, between you and certain executive officers and directors of the Company relating to sales and certain other dispositions of shares of Common Stock or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

               (p) The Company, the Selling Shareholder and Swiss Re shall have furnished or caused to be furnished to you such further certificates and documents as you shall have reasonably requested.

         If any of the conditions specified in this Section 7 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Underwriter and counsel for the Underwriter, this Agreement and all obligations of the Underwriter hereunder may be canceled on the Closing Date by the Underwriter (or any date subsequent to the last date designated as a Closing Date in Section 4 hereof). Notice of such cancellation shall be given to the Company, Swiss Re and the Selling Shareholder in writing or by telephone or facsimile confirmed in writing.

         The documents required to be delivered by this Section 7 shall be delivered at the office of Willkie Farr & Gallagher, counsel for the Underwriter, at 787 Seventh Avenue, New York, New York, on the Closing Date.

         8. Reimbursement of Underwriter's Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriter set forth in Section 7 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company, Swiss Re or the Selling Shareholder to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriter, the Company will reimburse the Underwriter on demand for all out-of-pocket expenses (including reasonable fees and disbursements of counsel to the Underwriter) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities; provided, however, that all fees and expenses related to the review of the offering by the National Association of Securities Dealers, Inc. will be for the account of Swiss Re and the Selling Shareholder.

         9. Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless the Underwriter, the directors, officers, employees and agents of the Underwriter and each person who controls the Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities at the time it became effective or in any amendment thereof, or in the Basic Prospectus, or the Final Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriter specifically for inclusion therein; provided, further, that the foregoing indemnity agreement with respect to the Basic Prospectus shall not inure to the benefit of the Underwriter, or any person controlling such Underwriter, if a copy of the Final Prospectus (as then amended or supplemented if the Company shall have furnished any amendment or supplement thereto) was not sent or given by or on behalf of the Underwriter to such person, if required by law to have been so delivered, at or prior to the written confirmation of the sale of the Securities sold by the Company to such person, and if the Final Prospectus (as so amended or supplemented) would have cured the defect giving rise to such losses, claims, damages or liabilities. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

               (b) The Selling Shareholder agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, the Underwriter, the directors, officers, employees and agents of the Underwriter and each person who controls the Company or the Underwriter within the meaning of either the Act or the Exchange Act to the same extent as the foregoing indemnity from the Company to the Underwriter, but only with reference to the information set forth in the table found under the caption "The Selling Shareholder" therein (but not the percentages set forth therein). This indemnity agreement will be in addition to any liability which the Selling Shareholder may otherwise have.

               (c) The Underwriter agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act and the Selling Shareholder and Swiss Re, each of their directors and officers and each person, if any, who controls either the Selling Shareholder or Swiss Re within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to the Underwriter, but only with reference to written information relating to the Underwriter furnished to the Company by or on behalf of the Underwriter specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which the Underwriter may otherwise have. The Company acknowledges that the statements set forth in the last paragraph of the cover page regarding delivery of the Securities and, under the heading "Underwriting," the paragraphs related to stabilization, and syndicate covering transactions in the Final Prospectus constitute the only information furnished in writing by or on behalf of the Underwriter for inclusion in the Final Prospectus.

               (d) Promptly after receipt by an indemnified party under this
         Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 9, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a), (b) or (c) above unless and to the extent it did not otherwise learn of such action and such failure materially prejudices substantial rights or defenses of the indemnifying party and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a),
         (b) or (c) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified party or parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

               (e) In the event that the indemnity provided in paragraph (a)
         (b) or (c) of this Section 9 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company, the Selling Shareholder and the Underwriter agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively "Losses") to which the Company, the Selling Shareholder and the Underwriter may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholder on the one hand and by the Underwriter on the other from the offering of the Securities; provided, however, that in no case shall the Underwriter be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by the Underwriter under this Agreement. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company, the Selling Shareholder and the Underwriter shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Shareholder on the one hand and of the Underwriter on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company and by the Selling Shareholder shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by them, and benefits received by the Underwriter shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company and the Selling Shareholder on the one hand or the Underwriter on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company, the Selling Shareholder and the Underwriter agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (e), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9, each person who controls the Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of the Underwriter shall have the same rights to contribution as the Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (e).

               (f) The liability of the Selling Shareholder and Swiss Re under the representations and warranties of the Selling Shareholder and Swiss Re contained in Section 2 hereof and under the indemnity and contribution agreements contained in this Section 9 shall be limited to an amount equal to the net proceeds received by the Selling Shareholder from the sale of the Securities to the Underwriter. The Company and the Selling Shareholder may agree, as among themselves and without limiting the rights of the Underwriter under this Agreement, as to the respective amounts of such liability for which they each shall be responsible.

         10. Termination. This Agreement shall be subject to termination in the absolute discretion of the Underwriter, by notice given to the Company, the Selling Shareholder and Swiss Re prior to delivery of and payment for the Securities, if at any time prior to such time (i) trading in the Common Stock shall have been suspended by the Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange, (ii) a banking moratorium shall have been declared either by Federal or New York State authorities or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Underwriter, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Final Prospectus (exclusive of any supplement thereto).

         11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company, Swiss Re and the Selling Shareholder or their officers and of the Underwriter set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriter, Swiss Re, the Selling Shareholder or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 9 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 8 and 9 hereof shall survive the termination or cancelation of this Agreement.

         12. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Underwriter, will be mailed, delivered or telefaxed to the General Counsel (fax no.: (212) 816-7912) and confirmed to it at Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, Attention: General Counsel; or, if sent to the Company, will be mailed, delivered or telefaxed to the General Counsel (441-292-7010) and confirmed to it at PartnerRe Ltd., 96 Pitts Bay Road, Pembroke HM 08, Bermuda,
Attention: General Counsel; or if sent to the Selling Shareholder, will be mailed, delivered or telefaxed and confirmed to it at SwissRe Capital Management (Bermuda) Ltd., (fax no.: 441-295-1757) , Mint Flower Place 8, Par-la-Ville Road, Hamilton HM GX, Bermuda, Attention: Compliance Officer; or if sent to Swiss Re, will be mailed, delivered or telefaxed and confirmed to it at Swiss Reinsurance Company, (fax no.: 41-43-282-2162), 50/60 Mythenquai, CH-8022 Zurich, Switzerland, Attention: General Counsel.

         13. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in
Section 9 hereof, and no other person will have any right or obligation hereunder.

         14. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

         15. Judicial Proceedings. (a) Each of the Company, the Selling Shareholder and Swiss Re expressly accepts and irrevocably submits to the non-exclusive jurisdiction of the United States Federal or New York State court sitting in the Borough of Manhattan, the City of New York, New York, over any suit, action or proceeding arising out of or relating to this Agreement or the Securities. To the fullest extent it may effectively do so under applicable law, each of the Company, the Selling Shareholder and Swiss Re irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

               (b) Each of the Company, the Selling Shareholder and Swiss Re agrees, to the fullest extent that it may effectively do so under applicable law, that a judgment in any suit, action or proceeding of the nature referred to in Section 15(a) brought in any such court shall be conclusive and binding upon it, subject to rights of appeal and may be enforced in the courts of the United States of America or the State of New York (or any other court the jurisdiction to which the Company is or may be subject) by a suit upon such judgment.

               (c) The Company irrevocably designates and appoints PartnerRe U.S. Corporation, and each of the Selling Shareholder and Swiss Re irrevocably designates and appoints Swiss Re Financial Services Corporation (55 East 52nd Street, 44th Floor, New York, New York 10055, (fax no.: 212-317-5350), Attn: General Counsel), as its authorized agent, upon whom process may be served in any suit, action or proceeding of the nature referred to in Section 15(a) by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the agent at the addresses specified herein or in Section 12. Each of the Company, the Selling Shareholder and Swiss Re agrees that such service (i) shall be deemed in every respect effective service of process upon it in every suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to it. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any commercial delivery service.

               (d) Nothing in this Section 15 shall affect the right of the Underwriter to serve process in any manner permitted by law, or limit any right to bring proceedings against any of the Company, the Selling Shareholder or Swiss Re in the courts of any jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

         16. Undertaking by Swiss Re. Swiss Re shall cause the Selling Shareholder to perform when due all of its obligations under this Agreement.

         17. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

         18. Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

         19. Definitions. The terms which follow, when used in this Agreement, shall have the meanings indicated.

         "Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

         "Basic Prospectus" shall mean the prospectus referred to in paragraph 1(a) above contained in the Registration Statement at the Effective Date.

         "Business Day" shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City.

         "Commission" shall mean the Securities and Exchange Commission.

         "Effective Date" shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto and any Rule 462(b) Registration Statement became or become effective.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

         "Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

         "Final Prospectus" shall mean the prospectus supplement relating to the Securities that was first filed pursuant to Rule 424(b) after the Execution Time, together with the Basic Prospectus.

         "Registration Statement" shall mean the registration statement referred to in paragraph 1(a) above, including exhibits and financial statements, as amended at the Execution Time (or, if not effective at the Execution Time, in the form in which it shall become effective) and, in the event any post-effective amendment thereto or any Rule 462(b) Registration Statement becomes effective prior to the Closing Date, shall also mean such registration statement as so amended or such Rule 462(b) Registration Statement, as the case may be. Such term shall include any Rule 430A Information deemed to be included therein at the Effective Date as provided by Rule 430A.

         "Rule 415," "Rule 424," "Rule 430A" and "Rule 462" refer to such rules under the Act.

         "Rule 430A Information" shall mean information with respect to the Securities and the offering thereof permitted to be omitted from the Registration Statement when it becomes effective pursuant to Rule 430A.

         "Rule 462(b) Registration Statement" shall mean a registration statement and any amendments thereto filed pursuant to Rule 462(b) relating to the offering covered by the registration statement referred to in Section 1(a) hereof.

         If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company, the Selling Shareholder, Swiss Re and the Underwriter.

                                     Very truly yours,

                                     PARTNERRE LTD.


                                     By:    /s/ Albert Benchimol
                                            --------------------------------
                                            Name:  Albert Benchimol
                                            Title: Executive Vice President
                                                   & Chief Financial Officer

                                     SWISSRE CAPITAL MANAGEMENT
                                     (BERMUDA) LTD.


                                     By:    /s/ Helmut Brechot
                                            --------------------------------
                                            Name:  Helmut Brechot
                                            Title: Member of the Board of
                                                   Directors

                                     By:    /s/ Ulrich Ackermann
                                            --------------------------------
                                            Name:  Ulrich Ackermann
                                            Title: CFO & Vice President


                                     SWISS REINSURANCE COMPANY


                                     By:    /s/ Peter Gujer
                                            --------------------------------
                                            Name:  Peter Gujer
                                            Title: Managing Director


                                     By:    /s/ Andre Pfanner
                                            -------------------------------
                                            Name:  Andre Pfanner
                                            Title: Member of Senior Management



The foregoing Agreement is hereby
confirmed and accepted as of the date first above written.

CITIGROUP GLOBAL MARKETS INC.


By:    /s/ Gautam Chawla
      -----------------------------
      Name:  Gautam Chawla
      Title: Director

Exhibit 99.4

Swiss Re to sell its stake in PartnerRe and to make a CHF 230 million capital gain

Zurich, 7 May 2003 - Swiss Re has agreed to sell its remaining shareholding in PartnerRe, comprising about 16% of PartnerRe's shares. As a result of the sale, Swiss Re's capital gain is expected to be CHF 230 million.

On 29 April 2003, Swiss Re requested that PartnerRe file a registration statement with respect to Swiss Re's 8.3 million shares in Partner Re with the United States Securities and Exchange Commission (SEC). The registration statement was declared effective by the SEC on 5 May 2003.

The sale is in line with Swiss Re's strategy to actively allocate capital to its core reinsurance business, where conditions are currently positive. Swiss Re's capital gain from the sale is expected to be CHF 230 million.

Swiss Re was the sponsoring investor in PartnerRe's formation in 1993. With the hardened conditions in the reinsurance market, Swiss Re sold shares to PartnerRe in November 2002, reducing its holding from about 29% to 16%.

The transaction is expected to close on Friday 9 May.

         Swiss Re is a leading reinsurer and the world's largest life and health reinsurer. The company is global, operating from 70 offices in 30 countries. Since its foundation in 1863, Swiss Re has been in the reinsurance business. Swiss Re has three business groups: Property & Casualty, Life & Health and Financial Services. Swiss Re offers a wide range of traditional reinsurance products and related services, which are complemented by insurance-based corporate finance solutions and supplementary services. Swiss Re is rated "AA+" by Standard & Poor's, "Aa1" by Moody's and "A++" by A.M. Best.

         This press release does not constitute an offer to sell or the solicitation of an offer to buy common stock or any other securities of PartnerRe, nor will there be any offer, solicitation or sale of common stock or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. A prospectus relating to the proposed common stock offering may be obtained by contacting the underwriter in connection with the transaction: Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor Brooklyn, New York 11220.